                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194

                              dated May 15, 2002

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]

-------------------------------------------------------------------------

                                  SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

Statements  contained in this press  release may contain  information,  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust  Authority (Conselho  Administrativo de Defesa Economica
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION HEREIN

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	**02.808.708/0001-07**
4 - NIRE (State Tax ID)		
35.300.157.770		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - DISTRICT
215 Maria Coelho Aguiar Avenue, "F" Building - 6th floor				Santo Amaro
3 - ZIP CODE 05804-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3741-7000	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3741-1009	13 - FAX -	14 - FAX -	
15 - E-MAIL				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Luiz Felipe Pedreira Dutra Leite				
2 - FULL ADDRESS 215 Maria Coelho Aguiar Avenue, "F" Building - 6th floor				3 - DISTRICT Santo Amaro
4 - ZIP CODE 05804-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3741-7553	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 3741-3527	14 - FAX -	15 - FAX -	
15 - E-MAIL acinv@ambev.com.br				

01.04 - REFERENCES / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - START	2. END	3 - QUARTER	4 - START	5 - END	6 - QUARTER	7 - START	8 - END
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	10/01/2001	12/31/2001
09 - AUDITOR PricewaterhouseCoopers Independent Auditors					10 - CVM CODE 00287-9		
11. PERSON IN CHARGE Fracisco Henriques Passos Fernandes					12 - ID OF PERSON IN CHARGE (CPF) 056.778.238-72

01.01 - IDENTIFICATION

01.05 - COMPOSITION OF CAPITAL

Number of Shares (Thousand)	1 - CURRENT QUARTER 03/31/2002	2 - PRIOR QUARTER 12/31/2001	3 - SAME QUARTER, LAST YEAR 03/31/2001
Paid-in Capital			
1 - Common	16,073,049	16,073,049	15,976,336
2 - Preferred	23,668,349	23,668,349	23,238,852
3 - Total	39,741,398	39,741,398	39,215,188
Treasury Stock			
4 - Common	277,146	227,961	0
5 - Preferred	1,218,597	701,826	55,307
6 - Total	1,495,743	929,787	55,307

01.06 - COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Operational
3 – TYPE OF CONTROLLING INTEREST Private National
4 – ACTIVITY CODE 1030100 – Beverages
5 – MAIN ACTIVITY Production of beer and soft drinks
6 – CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - START OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	BDM*	12/20/2001	Interest on Own Capital	02/19/2002	Common	3.0770000000
02	BDM	12/20/2001	Interest on Own Capital	02/19/2002	Preferred	3.3847000000
03	BDM	12/20/2001	Dividend	02/19/2002	Common	1.2725000000
04	BDM	12/20/2001	Dividend	02/19/2002	Preferred	1.3998000000

* BDM = Board of Directors Meeting

01.01 - IDENTIFICATION

02.01 - BALANCE SHEET – ASSETS (R$ thousand)

1 - Code	2 - Description	3 - 03/31/2002	4 - 12/31/2001
1	Total assets	4,949,634	4,790,507
1.01	Current assets	298,572	219,139
1.01.01	Available funds	3	0
1.01.01.01	Cash and banks	3	0
1.01.02	Credits	298,448	219,018
1.01.02.01	Marketable securities	0	0
1.01.02.02	Trade accounts receivable	0	0
1.01.02.03	Taxes recoverable	46,307	69,398
1.01.02.04	Accounts receivable from employees	0	0
1.01.02.05	Advances	0	0
1.01.02.06	Loans to third parties	0	0
1.01.02.07	Dividends receivable from subsidiaries	249,701	146,701
1.01.02.08	Receivables from hedged transactions	0	0
1.01.02.09	Other accounts receivable	2,440	2,919
1.01.03	Inventories	0	0
1.01.03.01	Finished products	0	0
1.01.03.02	Work-in-process	0	0
1.01.03.03	Raw materials	0	0
1.01.03.04	Production/packaging materials	0	0
1.01.03.05	Bottles and crates	0	0
1.01.03.06	Supplies	0	0
1.01.03.07	Other inventories	0	0
1.01.04	Other	121	121
1.01.04.01	Prepaid expenses	0	0
1.01.04.02	Receivables from related parties	0	0
1.01.04.03	Other	121	121
1.02	Long-term receivables	327,416	289,916
1.02.01	Sundry credits	38,350	37,859
1.02.01.01	Deposits for tax incentive investments	0	0
1.02.01.02	Compulsory deposits	0	0
1.02.01.03	Deposits in court	38,350	37,859
1.02.01.04	Other accounts receivable	0	0
1.02.02	Receivables from related parties	17	0
1.02.03	Other	289,049	252,057

01.01 - IDENTIFICATION

1 - CVM CODE **01811-2**	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) **02.808.708/0001-07**

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

1 - Code	2 - Description	3 - 03/31/2002	4 - 12/31/2001
2	Total liabilities and shareholders' equity	4,949,634	4,790,507
2.01	Current liabilities	1,301,352	989,717
2.01.01	Loans and financing	43	385
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	22	0
2.01.04	Taxes and contributions	585	21,883
2.01.04.01	Value added tax on sales and services - ICMS	0	0
2.01.04.02	Excise tax - IPI	0	0
2.01.04.03	Other taxes and contributions	585	21,883
2.01.05	Dividends payable	0	52,000
2.01.05.01	Dividends	0	52,000
2.01.05.02	Capital decrease	0	0
2.01.05.03	Interest on own capital	0	0
2.01.06	Provisions	6,268	19,687
2.01.06.01	Social and labor charges	0	0
2.01.06.02	Statutory	6,268	19,687
2.01.06.03	Provision for advertising	0	0
2.01.06.04	Imports payable	0	0
2.01.06.05	Other provisions	0	0
2.01.07	Payable to related parties	1,214,174	770,390
2.01.08	Other	80,260	125,392
2.01.08.01	Interest on own capital	80,260	125,392
2.01.08.02	Advances from customers	0	0
2.01.08.03	Utilities	0	0
2.01.08.04	Other	0	0
2.02	Long-term liabilities	281,119	279,342
2.02.01	Loans and financing	0	0
2.02.01.01	Bank loans	0	0
2.02.01.02	Tax incentives	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	281,119	279,342
2.02.03.01	For contingencies	129,504	131,772

01.01 - IDENTIFICATION

1 - CVM CODE **01811-2**	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) **02.808.708/0001-07**

02.01 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

1 - Code	2 - Description	3 - 03/31/2002	4 - 12/31/2001
2.02.05.03	Other	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,367,163	3,521,448
2.05.01	Paid-in capital	2,944,288	2,944,288
2.05.02	Capital reserves	39,036	4,867
2.05.02.01	Tax incentives	0	0
2.05.02.02	Share premium and goodwill	0	0
2.05.02.03	Advance for future capital increase	22,444	0
2.05.02.04	Share repurchase option premium	4,867	4,867
2.05.02.05	Goodwill in the write-off of treasury stock	11,725	0
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	297,609	572,293
2.05.04.01	Legal	62,737	62,737
2.05.04.02	Statutory	52,561	52,561
2.05.04.02.01	For investments	52,561	52,561
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	182,311	456,995
2.05.04.07.01	For future capital increase	854,883	854,883
2.05.04.07.02	Treasury stock	(672,572)	(397,888)
2.05.05	Retained earnings	86,230	0

01.01 - IDENTIFICATION

1 - CVM CODE **01811-2**	2 - COMPANY NAME **COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV**	3 - CNPJ (Federal Tax ID) **02.808.708/0001-07**

03.01 - STATEMENT OF INCOME (R$ thousand)

3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	182,985	182,985	238,117	238,117
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	41,641	41,641	8,268	8,268
3.12	Statutory profit sharing/contributions	(1,837)	(1,837)	(1,080)	(1,080)
3.12.01	Profit sharing	(1,837)	(1,837)	(1,080)	(1,080)
3.12.01.01	Employees	0	0	0	0
3.12.01.02	Management	(1,837)	(1,837)	(1,080)	(1,080)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	222,789	222,789	245,305	245,305
	NO. OF SHARES OUTSTANDING (Thousand)	38,245,655	38,245,655	39,159,881	39,159,881
	EARNINGS PER SHARE	0.00583	0.00583	0.00626	0.00626
	LOSS PER SHARE

1        Operations

(a)      Business

Companhia  de  Bebidas  das  Americas  -  AmBev  (the   "Company"  or  "AmBev"),
headquartered  in Sao Paulo,  either directly or indirectly by  participating in other  companies,  in Brazil  and other  South  American  countries,  has as its objective  the  production  and sale of beer,  draft beer,  soft  drinks,  other non-alcoholic beverages and malt. AmBev shares are traded on the Sao Paulo Stock
Exchange - BOVESPA,  and on the New York Stock  Exchange - NYSE,  in the form of
American Depositary Receipts - ADRs.

(b)      Corporate Restructuring

Giving continuity to the group's corporate  restructuring  process,  in February
2002 the Company  conducted the partial spin-off of CRBS S.A. and of Skol Caracu
S.A. and later the  incorporation  of the spun-off part in the amounts of R$ 264 thousand  and  R$ 3,162  thousand,  respectively,  with a  capital  increase  of
Companhia Brasileira de Bebidas ("CBB") in the amount of R$ 12 thousand.

(c)      Activities Abroad

The  Company  has  operating  activities  in  the  Mercosur  trade  area  and in
Venezuela,  the  companies  of  which  are  included  in the  consolidation,  in conformance with CVM instruction No. 247/96.

During the quarters ended March 31, 2002 and 2001, the sales of products  abroad represented, respectively, about 6% and 3% of total consolidated product sales.

The Company and Quilmes Industrial S.A. ("Quinsa")  announced on May 2, 2002 the consummation  of an agreement to integrate  their  operations in the South Cone.
The first stage of the transaction  consists of the contribution by AmBev of its beer plants in Argentina, Paraguay and Uruguay, in exchange for 26.4 million new
B Class  shares to be issued by Quinsa.  AmBev will also buy from BAC  (Beverage
Associates Corp) 230.92 million A Class shares of Quinsa for US$ 346.38 million.
As a consequence  of these two stages,  which shall take place at the same time,
AmBev will hold 36.09% of voting rights and 37.50% of ownership  interest in the resulting combined entity.

(d)      Joint Venture, Licensing and Distribution Agreements

In December 2000, AmBev and Souza Cruz S.A.  incorporated Agrega Inteligencia em
Compras Ltda.  ("Agrega"),  in which the Company's ownership interest is 50%, to manage the process of purchasing indirect materials and services through a B2B -
Business to Business Internet portal.

The Company  maintains a franchise  agreement with PepsiCo  International,  Inc.
("PepsiCo")  for bottling,  sale and  distribution  of Pepsi products in Brazil, including the Gatorade  isotonic  sport drink starting in 2002.  Currently,  the agreement is valid until 2017 and may be renewed for additional 10-year periods, or terminated by either party with prior notice of 2 years.

AmBev also has an agreement with PepsiCo for bottling,  sale and distribution of the "Guarana  Antarctica" soft drink by PepsiCo outside Brazil,  under which the product is already being sold in Portugal, Puerto Rico and Spain.

The company also has licensing  agreements with Carlsberg and Miller Brewing Co.
for the  production  of Carlsberg  and Miller  beers,  and a joint  venture with
Unilever do Brasil Ltda. for the production and distribution of Lipton Ice Tea.

By virtue of a condition  previously  imposed by CADE, the Company shares, , its distribution  network with Bavaria S.A for a distribution  fee. The Bavaria beer distribution agreement is valid until 2006, and it may be renewed until 2010.

2        Main Accounting Principles

(a)      Financial Statements

The Company's financial statements were prepared and are presented in accordance with the  accounting  principles  set forth in Brazilian  corporate  law and are consistent with regulations issued by the Brazilian Securities Commission - CVM.

It is necessary to use estimates to record certain assets, liabilities and other transactions  when preparing  financial  statements.  The financial  statements, therefore,  include several  estimates  relative to the  determination of useful lives of property,  plant and  equipment,  necessary  provisions  for contingent liabilities,  the  determination  of provisions for income tax and other similar provisions,  and even though they reflect the most accurate estimates,  they may differ from actual data and amounts.

(b)      Determination of Income

Income and expenses are determined  based on an accrual basis.  Sales income and corresponding costs are recorded upon delivery of the product.

(c)      Cash Flows

Highly liquid deposits with original maturity of 90 days or less were considered as cash and cash equivalents  when preparing the consolidated  statement of cash flows.

(d)      Current Assets and Long Term Receivables

The consolidated  allowance for uncollectable  accounts is recorded at an amount
deemed   sufficient  by  management  to  cover  probable   losses  in  realizing
receivables.

Inventories are stated at the average cost of purchases or production,  adjusted by a provision for reduction to realizable  values when  necessary.  As at March
31, 2002,  the provision for obscelete  inventories  to their  realizable  value amounts to R$ 37,413 thousand (December 31, 2001 - R$ 30,598 thousand), recorded in a contra-asset account within the inventory line.

Cash and  banks  are  represented  by cash  investments;  marketable  securities comprised  mainly of  certificates  of deposit and investment  funds,  and other current  assets  and long  term  receivables  are  recorded  at cost,  including investment  income when applicable;  a provision to realizable value is recorded when necessary.

(e)      Permanent Assets

The parent company records  investments in subsidiaries  and  jointly-controlled companies by the equity method of  accounting,  including the  allocation of the cost of  acquisition  between  equity  value  and  goodwill  in its  preliminary appraisal.  The  goodwill  allocated  to the book value of  property,  plant and equipment  is amortized  over the  depreciable  lives of the assets  whereas the goodwill  attributable to future  profitability is amortized over ten years; the amortization  of goodwill is recorded  under  "Other  Operating  Expenses."  The depreciation  of  investment  attributed  to various  economic  factors  will be amortized in case of divestment, in conformance with CVM regulations.

Property, plant and equipment is stated at cost and includes bottles and crates, as well as  interest  costs  incurred in  financing  the  construction  of major facilities.  Maintenance and repair costs are charged to expenses when incurred.
Losses from  breakage of bottles and crates during  production  are added to the cost of goods sold.  Depreciation  is  calculated by the  straight-line  method, taking into  account the useful  lives of assets,  at the annual rates listed in
Note 8.

Deferred charges  comprising mainly  pre-operating  expenses incurred during the implementation and expansion of industrial and commercial units are amortized by the  straight-line  method  over a period of up to ten  years  from the start of operations of those units. As at March 31, 2002 the accumulated  amortization of deferred  charges  was  R$ 430,444  thousand  (December  31,  2001 -  R$ 419,841 thousand).

The carrying cost of permanent  assets includes  price-level  restatements up to
December 31, 1995.

(f) Translation of Financial Statements of Subsidiaries and  Affiliates Outside
    Brazil

With the exception of the subsidiaries mentioned in the following paragraph, the financial  statements of  subsidiaries  and affiliates are translated into Reais taking the local currency as their functional currency.  Therefore, their assets and liabilities  were translated into Reias at the then current exchange rate on the dates of the financial  statements;  income  accounts were  translated  each month at the respective  closing exchange rate for the period; and shareholders'
equity was translated at historical  exchange  rates.  The financial  statements include indexation of local currency,  when applicable,  and exchange variations over assets and liabilities  denominated in foreign  currency.  Gains and losses arising from the conversion process are recorded to the Company's income for the year.

In the cases of Malteria Pampa S.A.  ("Malteria  Pampa"),  Malteria Uruguay S.A.
("Malteria  Uruguay")  and  Cympay,  as their  prices and cash flows are closely linked to the U.S.  Dollar,  this  currency is  considered  the most adequate to reflect the  financial  position  and income in the economic  environment  where those companies  operate.  Therefore,  the U.S. Dollar has been defined as their functional currency and the following remeasurement procedures were adopted:

(i) Inventories, property, plant and equipment, and accumulated depreciation, as well as  shareholders'  equity accounts have been remeasured in U.S.  dollars at historical  exchange  rates and translated  into Reais,  as well as the monetary assets and liabilities, at year-end exchange rates.

(ii)  Depreciation  and other costs and expenses  relative to assets recorded at historical  exchange rates have been remeasured  based on the value of assets in
U.S.  dollars.  Other income  accounts were  remeasured  at  prevailing  average exchange rates ; and

(iii)  Gains  and  losses  determined  in the  consolidation,  arising  from the remeasurement process, are included in the Company's income for the period.

(g)      Current and Long-term Liabilities

Current  and  long-term  liabilities  are stated at known or  estimated  values, including  accrued  charges and monetary and foreign  exchange  gain and losses, when  applicable.  Contingent  liabilities  are recorded based on estimates when their realization is considered probable.

(h)       Currency, Interest and Commodities Forward and Swap Operations

The nominal values of foreign-currency,  interest and commodity forward and swap operations  are not recorded in the balance sheet.  Unrealized  income or losses from those transactions are recorded on an accrual basis.

(i)      Provision for Contingencies and Liabilities Related to Tax Claims

Provision for contingencies is established,  at current amounts, for labor, tax, civil and commercial claims at the administrative and judicial levels,  based on estimates of losses  determined by external legal counsel of the Company and its subsidiaries, for cases in which a loss is considered probable.

Tax savings obtained,  based on provisional injunctions relating to claims filed by the Company against tax authorities, are provisioned until they are confirmed by a final decision in favor of the Company and its subsidiaries.

(j)      Investment Tax Credits

The  Company's  subsidiaries  have state sales tax  incentive  programs  for the deferral of sales taxes in which such taxes are partially or totally reduced. In
some  state  the  grace  periods  and  reductions  are  non-conditional.   Where
conditions have been established,  however, they are related to events under the
Company's  control.  The benefits  relative to reduction in the payment of taxes are  treated  as a reserve  for  investment  tax  credits  and  recorded  in the shareholders'  equity of the  subsidiaries,  on an  accrual  basis,  or when the subsidiaries  comply with the main  requirements  of state  programs,  where the
Company assumes the there is a high probability the benefit will be granted.  In the Company's  consolidated  quarterly statements this benefit is recorded under
"Other operating income" (March 31, 2002 - R$ 35,367 thousand;  March 31, 2001 -
R$ 23,086 thousand).

(l)      Income Tax

Income  tax and  social  contribution  on net  income  are  calculated  at rates determined by applicable legislation. Income tax and social contribution charges are recorded on an accrual basis,  including  deferred  taxes  calculated on the difference between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of income tax credits and tax loss carry  forwards  for  subsidiaries  in which the realization of such benefits is probable,  within a maximum of five years, based on future income forecasts.

3        Consolidated Quarterly Statements

All  assets,  liabilities,  income and  expenses  of Company  subsidiaries  were consolidated, including the minority interest and income for the year .

In  the  consolidation,  investments  in  subsidiaries,  and  the  corresponding shareholders' equity as well as their assets,  liabilities,  income and expenses arising from intercompany transactions were eliminated.

The  consolidated  financial  statements  include the financial  statements,  on coincident  dates, of companies either directly or indirectly  controlled by the
Company, listed in notes 5(a) and 6, respectively.

The assets and liabilities,  income and expenses of  jointly-owned  subsidiaries
listed  below  were   proportionally   consolidated,   through  a  shareholders'
agreement,  based on the Company's  percentage ownership interest in their total capital.

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                            Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER   March 31, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
04.01 - NOTES TO THE QUARTERLY STATEMENTS
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01/08/2002 19:48:05                                                          Page 26
                                                                                                   Percentage
                                                                         of ownership interest in the capital
                                                 -------------------------------------------------------------

                                                                       03.31.02                      12.31.01
                                                 ------------------------------- -----------------------------

                                                          Total          Voting          Total         Voting
                                                 --------------- --------------- -------------- --------------

Miranda Correa                                             60.8            49.6           60.8           49.6
Cervejaria Astra S.A. ("Astra")                                                           65.5           50.0
Agrega                                                     50.0            50.0           50.0           50.0

The proportionally  consolidated  assets amount to R$ 3,184 thousand as at March
31, 2002 (December 31, 2001 - R$ 178,551 thousand),  with a negative net working capital of R$ 9,721  thousand at the same date (positive net working  capital of
R$ 58,942 thousand at December 31, 2001).

As a consequence of the ownership  interest increases that took place at the end
of  December  2001,  CBB  obtained   management  control  of  Astra's  operating
activities,  initiating the full  consolidation of its assets and liabilities in
2002.

4        Inventories - Consolidated

                                                                                             R$ thousand
                                                                  ---------------------------------------
                                                                           03.31.02             12.31.01
                                                                  ------------------   ------------------

Finished products                                                           180,651              158,681
Work in process                                                              54,181               50,085
Raw materials                                                               365,753              379,043
Production materials                                                         93,422              109,939
Bottles and crates                                                           17,254               26,506
Warehouse and others                                                         86,100               82,425
                                                                  ------------------   ------------------

                                                                            797,361              806,679
                                                                  ==================   ==================

5        Interest in Subsidiaries

(a)      Information on Ownership Interest in Directly Controlled Subsidiaries

         As at March 31, 2002

Description                                                           CBB        Agrega         Eagle         Polar    Hohneck (i)
------------------------------------------------------------ ------------- ------------- ------------------------------------------

Number of shares/quotas held - in thousand
    Common shares/quotas                                        3,442,186         1,375           158        13,202         10,000
    Preferred shares                                            6,073,132                                    22,008
                                                             ------------- ------------- ------------------------------------------

    Total shares/quotas                                         9,515,318         1,375           158        35,210         10,000
                                                             ============= ============= ==========================================

Percentage of direct interest in the capital - %
    In relation to common shares/quotas                             100.0          50.0          99.9          19.4          100.0
    In relation to preferred shares                                  99.5                                      87.2
    In relation to total shares/quotas                               99.7          50.0          99.9          37.8          100.0

Information on the financial statements of directly
controlled subsidiaries (R$ thousand):

    Adjusted shareholder's equity (excess of liabilities        2,456,305           520     1,334,233       231,526      (151,615)
over assets)
                                                             ============= ============= ==========================================

    Net income (loss)                                             141,846       (1,114)        43,403         9,156        (4,044)
                                                             ============= ============= ==========================================

        As at December 31, 2001

Description                                                      CBB        Agrega         Eagle        Polar     Hohneck (i)
------------------------------------------------------- ------------- ---------------------------------------- ---------------

Number of shares/quotas held - in thousand
    Common shares/quotas                                   3.442.186         1.375           158       13.117          10.000
    Preferred shares                                       6.073.132                                   22.000
                                                        ------------- ---------------------------------------- ---------------

    Total shares/quotas                                    9.515.318         1.375           158       35.117          10.000
                                                        ============= ======================================== ===============

Percentage of direct interest in the capital - %
    In relation to common shares/quotas                        100.0          50.0          99.9         19.4           100.0
    In relation to preferred shares                             99.5                                     87.2
    In relation to total shares/quotas                          99.7          50.0          99.9         37.8           100.0

Information on the financial statements of directly
controlled subsidiaries (R$ thousand):

    Adjusted shareholder's equity (excess of               2,396,755         1,635     1,290,831      333,002       (147,570)
liabilities over assets)
                                                        ============= ======================================== ===============

    Net income (loss)                                        615,868        (3,766)      441,658       45,341        (28,052)
                                                        ============= ======================================== ===============
(i) Headquartered abroad.

The Company recorded as at March 31, 2002 a provision for losses relating to the excess of liabilities over assets in its directly controlled  subsidiary Hohneck in the amount of R$ 151,615 thousand (December 31, 2001 - R$ 147,570  thousand).
The  corresponding  expense in the  quarters  ended  March 31,  2001 and 2002 of
R$ 15,526 thousand and R$ 4,044 thousand, respectively, is recorded under "Other operating expenses" (2001 - reclassified from "Non-operating expenses").

(b) Changes in the Interest in Subsidiaries  and Goodwill and Negative  Goodwill
    in the Acquisition of Subsidiaries

                                                                                                                R$ thousand
                                                    ------------------------------------------------------------------------
Description                                                    CBB        Agrega           Eagle        Polar         Total
------------------------------------------------------------------- ------------- ---------------------------- -------------

Balance at December 31, 2001                             2,878,444           816       1,289,930      111,031     4,280,221
    Effect of implementation of NPC
    26 in subsidiary                                       (56,299)                                                (56,299)
    Acquisition of investment                                                                             259           259
    Dividends received and receivable                      (60,645)                                   (42,355)     (103,000)
    Equity in the earnings (loss) of subsidiaries          176,299          (556)         43,373        3,302       222,418
    Amortization of goodwill                               (21,185)                                                 (21,185)
                                                    --------------- ------------- ---------------------------- -------------
Balance at March 31, 2002                                2,916,614           260       1,333,303       72,237     4,322,414
                                                    =============== ============= ============================ =============

(c)      Goodwill and Negative Goodwill in the Acquisition of Subsidiaries

                                                                                                    R$ thousand
                                               -----------------------------------------------------------------
                                                               Parent Company                      Consolidated
                                               ------------------------------- ---------------------------------

                                                     03.31.02        12.31.01        03.31.02          12.31.01
                                               --------------- --------------- --------------- -----------------

Goodwill
  CBB - based on:
    Property, plant and equipment                     144,579         144,579         144,579           144,579
    Expected future profitability                     702,760         702,760         702,760           702,760
                                               --------------- --------------- --------------- -----------------

                                                      847,339         847,339         847,339           847,339

  Cympay                                                                               34,177            34,177
  Salus                                                                                19,001            19,001
  Malteria Pampa                                                                       28,101            28,101
  Pati do Alferes                                                                      16,922            16,922
  Pilcomayo                                                                            33,891            33,891
  Astra                                                                                28,940            28,940
                                               --------------- --------------- --------------- -----------------

    Total goodwill                                    847,339         847,339       1,008,371         1,008,371

Accumulated amortization                             (230,120)       (208,936)       (251,330)         (226,008)
                                               --------------- --------------- --------------- -----------------

    Total goodwill, net                               617,219         638,403         757,041           782,363
                                               --------------- --------------- --------------- -----------------

Negative goodwill
  CBB                                                (149,946)       (149,946)       (149,946)         (149,946)
  Polar                                               (14,843)        (14,843)        (14,843)          (14,843)
                                               --------------- --------------- --------------- -----------------

    Total negative goodwill                          (164,789)       (164,789)       (164,789)         (164,789)
                                               --------------- --------------- --------------- -----------------

Total balance                                         452,430         473,615         592,252           617,574
                                               =============== =============== =============== =================

6        Material Indirect Interest in Subsidiaries and Jointly-owned Subsidiaries

                                                                                             Percentage of
                                                                                         indirect interest
                                                                           --------------------------------

Company name                                                                     03.31.02         12.31.01
------------------------------------------------------------------------   --------------- ----------------

Cympay (i)                                                                           95.4             95.4
Pepsi Cola Engarrafadora Ltda.                                                      100.0            100.0
Malteria Pampa (i)                                                                  100.0            100.0
Jalua S.A. (i)                                                                      100.0            100.0
Companhia Salus S.A.                                                                 15.1             15.1
Eagle Distribuidora de Bebidas S.A.                                                 100.0            100.0
Distribuidora de Bebidas Antarctica de Manaus Ltda.                                 100.0            100.0
Dahlen S.A. (i)                                                                     100.0            100.0
CCBP (i)                                                                            100.0            100.0
Arosuco Aromas e Sucos S.A.                                                         100.0            100.0
ANEP - Antarctica Empreendimentos e Participacoes Ltda.                             100.0            100.0
Skol Caracu S.A.                                                                     99.7             99.7
Industria de Bebidas Antarctica do Sudeste S.A.                                      98.8             98.8
CRBS S.A.                                                                            99.8             99.8
Industria de Bebidas Antarctica Polar S.A.                                           97.3             96.9
Pati do Alferes Participacoes S.A.                                                  100.0            100.0
Miranda Correa                                                                      60.76            60.76
Astra                                                                                65.5
Agrega                                                                               50.0             50.0
Pilcomayo Participacoes S.A.                                                        100.0            100.0
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil Ltda.)                         100.0            100.0
CCBA (i)                                                                             70.0             70.0
C.A. Cervecera Nacional (i)                                                          50.2             50.2
Monthiers (i) (ii)                                                                  100.0            100.0
Jalua Spain S.A. (ii)                                                               100.0            100.0

(i)      Headquartered abroad.
(ii)     Wholly-owned subsidiary of Jalua S.A.

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                            Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                          March 31, 2002

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                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
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04.01 - NOTES TO THE QUARTERLY STATEMENTS
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01/08/2002 19:48:05                                                        Page: 43

7        Transactions with Related Parties

Transactions   with  related   parties  were   eliminated   from  the  Company's
consolidated  financial statements,  except for the non-consolidated  portion of sales and intercompany  loans of jointly-owned  subsidiaries  (recorded based on the proportional consolidation method).

The loan  agreements  have an unspecified  maturity and are subject to financial charges  equivalent to those obtained by the Company and  subsidiaries'  through market funding.

8        Consolidated Property, Plant and Equipment - in R$ thousand

                                                                                               Annual
                                                                                         depreciation
                                                                                           percentage
                                                   03.31.02             12.31.01                rates
                                          ------------------   ------------------  -------------------

Cost

Land                                                140,030              135,783
Buildings and constructions                       1,656,497            1,651,842                    4
Machinery and equipment                           3,792,083            3,903,571             10 to 20
Vehicles                                             47,811               50,103                   20
Offsite equipment                                   597,238              601,898             10 to 20
Computer systems                                     49,889               74,429                   20
Other intangible assets                              86,913               62,338             10 to 20
Constructions in progress                           221,020              227,207
Timberlands                                           7,722                7,722                    4
                                          ------------------   ------------------

                                                  6,599,203            6,714,893

Accumulated depreciation                         (3,648,335)          (3,571,258)
                                          ------------------   ------------------

                                                  2,950,868            3,143,635
                                          ==================   ==================

The Company's  subsidiaries own decommissioned  plants, the assets of which, net of accumulated  depreciation  and provision for probable  losses in realization, amount to R$ 152,307  thousand as at March 31, 2002 (December 31, 2001 - 161,121 thousand).

Properties  for sale  relative  to those  units,  in the net value of  R$ 93,925 thousand at March 31, 2002 (December 31, 2001 - 104,524  thousand),  were booked under long term receivables at estimated  realizable  values after deducting the provision for impairment in the amount of R$ 57,437  thousand (December 31, 2001
- 43,892 thousand).

Machinery,  equipment and other assets  retired from service at those units,  in the amount of  R$ 58,382  thousand  as at March 31,  2002  (December  31, 2001 -
56,597  thousand)  are booked under  permanent  assets at  estimated  realizable values,  net of a provision  to cover  potential  losses on  realization  in the amount of R$ 28,050 thousand.

During the quarter  ended  March 31,  2002 the  provision  for  devaluation  and potential  losses on  realization  of assets was  supplemented  in the amount of
R$ 21,497 thousand.

9        Loans and Funding - Consolidated

(a)      Composition of balance by currency type

                                                                                               R$ thousand
                                   ------------------------------------------------------------------------

                                                       March 31, 2002                    December 31, 2001
                                   ----------------------------------- ------------------------------------

                                            Current         Long-term           Current          Long-term
                                   ----------------------------------- ----------------- ------------------

  Local currency                            296,961           763,500           270,985            770,970

  Foreign currency                        1,393,245         2,073,260         1,449,004          2,078,383
                                   ----------------------------------- ----------------- ------------------

Total                                     1,690,206         2,836,760         1,719,989          2,849,353
                                   =================================== ================= ==================

(b)      Interest rates

Local currency loans are  substantially  represented by BNDES credit lines, used to purchase  machinery and equipment,  and in the expansion and modernization of manufacturing  facilities,  remunerated  at average rates of 2.9% per annum over the Long Term  Interest Rate - TJLP, as well as ICMS  incentive  loans,  with an average interest rate of 2.4% per annum.

Loans  and  funding  in  foreign  currency  are  substantially   represented  by
syndicated loans and international  funding,  (see items (g) and (h)), and trade finance for raw material  imports at an average  interest rate of 5.5 per annum, including withholding tax relative to the payment of interest abroad.

(c)      Guarantees

Loans and  funding  raised  for the  expansion,  construction  of new plants and purchase of equipment  are secured by mortgages on land and  buildings and liens on  equipment.  Loans for the  purchase of raw  materials,  substantially  malt, syndicated  loans and the issuing of  external  debt notes are secured by the co signature of companies of the group.

(d)      Maturities

 As at March 31, 2002  long term  debt has the following maturities:

                                                                                           R$ thousand
                                                                                     ------------------
2003                                                                                           123,658
2004                                                                                           969,088
2005                                                                                           270,081
2006                                                                                            49,095
Subsequent years                                                                             1,424,839
                                                                                     ------------------

Total                                                                                        2,836,760
                                                                                     ==================

(e)      Contractual Clauses with the International Finance Corporation - IFC

Loans  borrowed  from IFC amount to R$ 61,299  thousand as at March 31, 2002. In
March 2002,  53,727 thousand  preferred  shares issued by AmBev held in treasury were  transferred  to the IFC, in compliance  with the  contractual  clause that allowed,  at IFC's  discretion,  the conversion  into equity of a portion of the loan, in the amount of R$ 11,725 thousand.  The difference between the converted loan and the value of the treasury stock was recorded under capital reserve.

(f)      ICMS Tax Incentives

                                                                                               R$ thousand
---------------------------------------------------------           ---------------------------------------
Description                                                                  03.31.02             12.31.01
---------------------------------------------------------           ------------------   ------------------

Short and long term balances
    Loans                                                                     287,015              260,339
    Deferred sales taxes                                                      474,275              486,469
                                                                    ------------------   ------------------

                                                                              761,290              746,808
                                                                    ==================   ==================

The  loans  relate  to  programs  offered  by  certain  States  through  which a percentage of the ICMS sales tax due is financed by the State's financial agent, generally over five years as from the due date.

The  remaining  amounts  refer to deferral of ICMS due,  for periods of up to 10 years,  as a result of incentive  programs to  industrial  plants.  The deferred percentages may be fixed during the program or progressively  reduced,  from 75%
in the first year to 40% in the last year.  The deferred  amounts are  partially indexed by a percentage from 60% to 80% of a general price index.

(g)      Syndicated Loan

The syndicated loan in Yen, with a swap to dollars,  is secured by co signatures of AmBev and its  subsidiaries.  As at March 31, 2002, this U.S. loan amounts to
R$ 680,672  thousand,  being  indexed  to a prefixed  interest  rate of 5.7% per annum, including withholding tax on interest payments abroad.

(h)      International Funding

In December  2001,  CBB issued  foreign debt notes  ("Notes"),  with a guarantee offered by AmBev, in an amount equivalent to US$ 500 million.  These Notes incur
12.3% interest per annum, including withholding tax on interest payments abroad, amortized  semi-annually,  with a final  maturity in December 2011. The interest rate may be increased by 0.5% per annum,  if those Notes are not registered with the US Securities and Exchange Commission - SEC on or before December 15, 2002.

 As at March 31, 2002 this loan amounts to R$ 1,202,064 thousand.

10       Shareholders' Equity

(a)      Change in Shareholders' Equity of the Parent Company - (R$ thousand)

                                   Subscribed         Capital
                                  and paid-in     reserve and         Capital        Treasury        Retained
                                      capital            AFAC         reserve           stock        earnings           Total
                                -------------- --------------- --------------- --------------- --------------- ---------------

 As at December 31, 2001            2,944,288           4,867         970,181        (397,888)                      3,521,448

Effect of implementation
of NPC 26 in subsidiary                                                                               (56,299)        (56,299)
Advance for future increase
of capital                                             22,444                                                          22,444
Stock repurchase                                                                     (274,684)                       (274,684)
Premium in the write-off of
treasury stock                                         11,725                                                          11,725
Income for the period                                                                                 222,789         222,789
Interest on own capital                                                                               (80,260)        (80,260)

                                -------------- --------------- --------------- --------------- --------------- ---------------
 As at March 31, 2002               2,944,288          39,036         970,181        (672,572)         86,230       3,367,163
                                ============== =============== =============== =============== =============== ===============

(b)      Subscribed and Paid-in Capital

The  Company's  capital  stock,  in the  amount  of  R$ 2,944,288  thousand,  is represented by 39,741,398 thousand nominative and no-par value shares, comprised of 16,873,049 thousand common shares and 23,668,349 thousand preferred shares.

(c)       Warrants

The company has 404,930 outstanding warrants,  comprised of 262,891 thousand for the subscription of common shares and  142,039 thousand  preferred shares, which will give the right to the subscription of AmBev's shares,  in the proportion of five shares for each  warrant of the same class of shares.  The  exercise of the warrant will take place in April 2003.

The price will be determined based on the original  subscription price of R$ 200 per lot of 1000  shares,  adjusted  as set forth in the issuing  notice,  by the
IGP-M  inflation index plus 12% nominal  prorate  interest per annum,  minus the amount of dividends paid.

(d)  Appropriation of Net Income for the Year

The Company's by-laws provide for the following  appropriation of net income for the year, after the deductions prescribed by law:

(i)  27.5% as  mandatory  dividend  payment  to all  shareholders.  Pursuant  to
     Brazilian Law, preferred shares are entitled to a dividend 10% greater than that paid to common shares.

(ii) An amount not lower  than 5% and not higher  than 68.8% of net income to be transferred to a reserve for  investments,  to finance the expansion of the activities of the Company and its subsidiaries,  including subscriptions to capital increases and the incorporation of new businesses.

(iii)Computation  of a reserve for future  capital  increase  with the remaining balance of net income for the year.

(e)  Interest on Own Capital

Companies  may pay  interest on own  capital up to the TJLP (long term  interest rate) on  shareholders'  equity.  Such  interest is tax  deductible,  and may be mandatory dividend when paid.  Although recorded as an expense for tax purposes, this  interest on own capital is  reclassified  to  shareholders'  equity in the financial statements.

(f)  Reconciliation   Between  the  Company's   Shareholders'   Equity  and  the
     Consolidated Shareholders' Equity at March 31, 2002

                                                                                             R$ thousand
                                                                                       ------------------

Shareholders' equity of the parent company                                                     3,367,163

    Treasury stock acquired by the  CBB subsidiary (Note 11)                                    (101,553)
                                                                                       ------------------

Total consolidated shareholders' equity                                                        3,265,610
                                                                                       ==================

11       Treasury Stock

As at March 31, 2002 the Company holds in treasury.  The Company's  intention is to cancel this treasury shares in the future, 271,146 thousand common shares and
1,218,597  thousand  preferred  shares  amounting  to  R$ 660,847  thousand.  In addition,  as at December  31,  2002,  the  Company's  subsidiaries  hold 60,731 thousand  common  shares and 151,875  thousand  preferred  shares  issued by the
Company in the amount of R$ 101,553 thousand.

On April 30, 2002,  the Company  cancelled  277,146  thousand  common shares and
1,227,597 thousand preferred shares held in treasury.

The repurchases  that took place during the first quarter 2002 consist of 49,185 thousand  common  shares and 382,118  thousand  preferred  shares  issued by the
Company, in the amount of R$ 185,585 thousand.

In  addition,  the Company  repurchased  in this  quarter the options  issued in
December 2001 of 188,380 thousand own preferred shares,  for the total amount of
R$ 89,099 thousand, at an average price of R$ 472.98 per lot of 1000 shares. The net premium received in the placement of the options was R$ 4,866,  allocated to the capital reserve account in shareholders' equity.

12       Profit Sharing and Stock Option Plan

(a)      Profit Sharing

The Company's  by-laws  provide for employee  profit sharing of up to 10% of net income for the  period,  based on  predetermined  criteria.  The  directors  are entitled  to profit  sharing  in an  amount  that  cannot  exceed  their  annual compensation  or the  equivalent of 5% of net income for the year,  whichever is lower.  Profit  sharing is  conditioned  to the  achievement  of collective  and individual  targets,  established  in advance by the Board of  Directors  in the beginning of the fiscal year.

(b)      Stock  Ownership Plan

As defined in the Company's By Laws Stock  Ownership Plan ("Plan") is managed by a committee  comprising  non-executive  members of the Company.  This  committee periodically  establishes  stock  ownership  programs,  for common and preferred shares,  setting  forth the  conditions,  the  employees to be benefited and the price at which options will be exercised. This price cannot be lower than 90% of the  average  stock price  traded on the Sao Paulo  Stock  Exchange in the three business days prior to the granting of such options,  indexed to inflation up to the date of actual  exercise.  The number of options that may be granted  during each year cannot  exceed 5% of the total  number of shares of each class on that date.

When options are exercised,  the Company may issue new shares or use the balance of treasury stock. Stock options granted have no deadline to be exercised.  When an employee leaves the Company the options are extinguished; the Company has the right to repurchase  any shares  purchased by the employee  under the Plan, at a price established by the Plan rules,  which takes into account the price paid by the  employee,  the  inflation  since the date of  subscription  and the current market price.

The Company  finances the purchase of shares in accordance  with rules set forth in the Plan.  Financing  arrangements  are  normally for periods of no more than four years and include an 8%  interest  per annum over a certain  general  price index.  Those  loans are  guaranteed  by the  shares  issued  when the option is exercised.  As at March 31, 2002 the outstanding  balance of those loans amounts to R$ 198,799 thousand (December 31, 2001 - R$ 215,248 thousand).

13       Social Programs

(a)      AmBev Private Pension Plan Institute

CBB and its  subsidiaries  have two kinds of pension  plans:  one  designed as a defined contribution model (open to new members) and another  characterized as a defined benefit model (no new members accepted since May 1998),  with the option of migrating  from the defined  benefit plan to the defined  contribution  plan.
Those  plans are  supported  by  participants  and the  sponsor  and  managed by
Instituto AmBev; their main purpose is to supplement the retirement  benefits of its employees and management. In the quarter ended March 31, 2002, the Company's subsidiaries  contributed  R$ 975 thousand (March 31, 2001 - R$ 778 thousand) to
Instituto AmBev.

(b)      Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia

The Zerrenner  Foundation's main purpose is to provide the sponsoring companies'
employees and  management  with health care and dental , to aid in  professional specialization or university courses, to maintain organizations that provide aid and  assistance  to  the  elderly,  through  direct  actions  or  financial  aid agreements with other entities.

(c)      Recognition of the Effects of NPC 26  as at December 31, 2001

The  Accounting  Standards and  Procedures - NPC No. 26 - "Recording of Employee
Benefits," issued by IBRACON - Brazilian  Institute of Independent  Auditors and
later  approved by CVM  Regulation  No. 371 of December  2000,  established  the mandatory  recognition of actuarial  liabilities - as well as certain  actuarial assets - relative to benefits paid to employees.

As  a  consequence  of  such  provisions,   the  Company  recorded  directly  in
shareholders'  equity,  as at December 31, 2001, a net provision for benefits of
R$ 56,458 thousand as follows:

                                                                                           R$ thousand
                                                                                     ------------------

Excess of assets - Instituto AmBev (recognized in the limit of realization deemed
probable, under current circumstances)                                                          20,792
                                                                                     ------------------

Provision for health care benefits and other
    Provided directly by CBB                                                                   (55,558)
    Supplement payable to Zerrenner Foundation                                                 (61,487)
Deferred taxes on the provision for benefits                                                    39,795
                                                                                     ------------------

    Provision for benefits, net of deferred taxes                                              (77,250)
                                                                                     ------------------

Adjustment, net of deferred taxes                                                              (56,458)
                                                                                     ==================

14      Provision for Contingencies and Liabilities
        Related to Tax Claims - Consolidated

                                                                                             R$ thousand
                                                                  ---------------------------------------
                                                                           03.31.02             03.31.01
                                                                  ------------------   ------------------

Value-added Tax on Sales - ICMS and Excise Tax - IPI                        459,577              472,917
Social  Integration  Program  - PIS and  Contribution  for  Social          121,869              119,700
Security Financing - COFINS
Income tax and social contribution                                           47,049               40,769
Labor claims                                                                113,299              108,298
Distributors' claims                                                         27,084               30,012
Other                                                                        45,264               43,791
                                                                  ------------------   ------------------

                                                                            814,142              815,487
                                                                  ==================   ==================

The Company and its  subsidiaries  have other ongoing claims of a similar nature which,  according to the opinion of legal  counsel are subject to possible,  but not probable, losses of approximately R$ 1,000,000 thousand.

The main  liabilities  associated with tax claims and  contingencies  subject to probable loss according to the Company's legal counsel are the following:

(a)      Value-added Tax on Sales - ICMS and Excise Tax - IPI

The provision is related mainly to tax claims on zero rate IPI presumed  credits and to extemporaneous  ICMS and IPI credits on purchases of property,  plant and equipment made before 1996.

(b)      Social Integration Program - PIS and Contribution for Social Security Financing - COFINS

The Company obtained a preliminary injunction in the first quarter of 1999 which recognizes  its  right to pay PIS and  COFINS  on  billings,  exempting  it from withholding  such taxes on other income.  The unpaid values are being recognized monthly in this account until such time as the Company obtains a final favorable decision.  The  consolidated  values  accounted  for in the first  quarter  2002 amounted to R$ 7,159 thousand (March 31, 2001 - R$ 16.749 thousand).

(c)      Income Tax and Social Contribution on Net Income

This relates mainly to the recognition of the  deductibility  of interest on own capital in the  calculation  of social  contribution  on net income for the year
1996.

(d)      Distributors' Claims

These  arise,  mainly,  from  the  termination  of  agreements  between  Company subsidiaries and certain  distributors,  by virtue of the restructuring  process being  carried out in its  distribution  network,  as well as the  distributors'
non-compliance with Company instructions in some cases.

(e)      Other Provisions

These are substantially related to issues involving the National Social Security
Institute - INSS, products and suppliers.

15       Financial Instruments - Consolidated

(a)      General

The Company and its  subsidiaries  carry out  -currency,  commodity and interest rate swap and  forward  transactions  aimed at hedging  its  exchange  rate risk arising from  exposure to foreign  currencies,  interest rate  fluctuations  and changes in the price of commodities and raw materials, especially aluminum.

(b)      Market Price

The book values of the Company's financial  instruments are updated according to applicable contractual clauses, and approximately reflect their market values.

(c)      Concentration of Credit Risk

A  substantial  part of Company sales are made to  distributors  forming a broad distribution  network.  Credit risk is mitigated by the large  customer base and
the  control   procedures   that  monitor  this  risk.   Historically,   AmBev's
subsidiaries have not suffered significant losses on trade accounts receivable.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit ratings of financial institutions, to prevent concentration.

(d)      Foreign Currency Exposure

The Company has assets in  Argentina,  Venezuela,  Uruguay and  Paraguay,  which represent approximately 23% of its total assets. In addition, a significant part of the Company's loans and funding is denominated in foreign currency.

As at March 31, 2002 the total  consolidated  nominal  value of the  derivatives amounts to R$ 4,660,175 thousand (December 31, 2001 - R$ 4,922,432 thousand).

16       Income Tax and Social Contribution on Net Income - CSLL

(a)      Reconciliation of the Consolidated Expense of Income Tax and CSLL to Statutory Rates

                                                                                             R$ thousand
                                                                         --------------------------------
                                                                               03.31.02         03.31.01
                                                                         ---------------  ---------------

Consolidated net income, before income tax
    and CSLL                                                                    192,904          253,564

Profit sharing and contributions                                                (24,970)         (45,947)
                                                                         ---------------  ---------------

Consolidated net income, before income tax,
    CSLL and minority interest                                                  167,934          207,617
                                                                         ===============  ===============

Income Tax and CSLL expense at nominal rates (34%)                              (57,098)         (70,590)

    Adjustments to determine the actual rate
       Realization of tax losses, CSLL
           losses of prior years                                                 20,566
       Income from subsidiaries abroad not subject to
           taxation                                                              21,354           78,899
       Benefit of deductibility of interest on
           own capital                                                           27,353           22,740
       Equity gains on subvention reserve for
           tax incentives in subsidiaries                                        16,540            7,849
       Other non taxable income, net                                              3,721              473
                                                                         ---------------  ---------------

Income tax and CSLL benefit                                                      32,436           39,371
                                                                         ===============  ===============

(b)      Tax Loss Carryforwards

(i)      In Brazil

Deferred income tax includes the effect of tax losses of Brazilian  subsidiaries which may be offset against future taxable income,  except losses of Pepsi,  the effects of which were recognized only in part by the Company.

The  offset of taxes is limited  to 30% of  pre-tax  income for the year  before income  tax,  determined  according  to  Brazilian  tax  legislation.  The asset recorded is limited to amounts of the offset which is  supported by  projections of taxable income made by the Company for the next five years.

(ii)     Abroad

The tax  benefit  relative  to  operating  losses of foreign  companies  was not recorded as an asset, since management is not confident of realization probable.

17       Insurance

As at March 31, 2002 the main assets of the Company and its  subsidiaries,  such as property,  plant and equipment and  inventories  are insured against fire and other risks at their market  values.  The insurance  coverage of the policies in effect amounts to R$ 5.872.403 thousand.

18       Consolidated Financial Income and Expenses

                                                                                                  R$ thousand
                                                                          ------------------------------------
                                                                                  03.31.02           03.31.01
                                                                          -----------------   ----------------

Financial income
    Financial income on cash equivalents                                            75,943             36,927
    Foreign exchange gains on investments                                            1,308             54,122
    Interest charges on debit balances                                               1,220              2,576
    Swap and forward activities                                                        447             55,770
    Interest on taxes, contributions and deposits in court                           6,511              4,784
    Other                                                                           23,516              6,832
                                                                          -----------------   ----------------
                                                                                   108,945            161,011
                                                                          =================   ================

Financial expenses
    Interest on loans in  Reais                                                     26,114             24,526
    Interest on loans in foreign currency                                           71,995             30,534
    Foreign exchange losses on loans                                                58,876             98,136
    Interest on contingencies and other                                             22,130             19,986
    Bank expenses                                                                    1,579              1,360
    Tax on financial transactions                                                   22,649             20,398
    Swap and forward activities                                                      8,568             16,093
    Other                                                                           25,560             27,402
                                                                          -----------------   ----------------
                                                                                   237,471            238,435
                                                                          =================   ================

19       Other operating income (expenses), net

                                                                                                       R$ thousand
                                                    ---------------------------------------------------------------
                                                                    Parent Company                    Consolidated
                                                    ------------------------------- -------------------------------

                                                          03.31.02        03.31.01        03.31.02        03.31.01
                                                    --------------- --------------- --------------- ---------------

Income
  Exchange gains or losses on investments abroad                                                            22,255
  Gains and equity increases                                                                35,367          37,385
  Recovery of taxes and contributions                                        3,447          27,788          12,947
  Other                                                                                      1,435          11,905
                                                    --------------- --------------- --------------- ---------------

                                                                             3,447          64,590          84,492
                                                    --------------- --------------- --------------- ---------------

Expenses
  Exchange gains or losses on investments abroad                                           (26,614)
  Amortization of goodwill                                 (21,185)        (21,206)        (25,320)        (21,884)
  Provision for losses on unsecured liabilities             (4,044)        (15,527)
  Other                                                                                                     (2,529)
                                                    --------------- --------------- --------------- ---------------

                                                           (25,229)        (36,733)        (51,934)        (24,413)
                                                    --------------- --------------- --------------- ---------------

Other operating income (expenses), net                     (25,229)        (33,286)         12,656          60,079
                                                    =============== =============== =============== ===============

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                            Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                          March 31, 2002

------------------------------------------------------------------------------------------------------------
                     01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
------------------------------------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER
------------------------------------------------------------------------------------------------------------

01/08/2002 19:48:05                                                         Page: 44

The  comments  on the  performance  in the  quarter  is  being  released  in the consolidated  statement of income, because it expresses the Company results more accurately.

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)

1 - CVM CODE        COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
01811-2
---------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 03/31/2002         4 - 12/31/2001
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                10,356,653            11,028,812
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                               4,201,989             4,684,944
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                                 45,175                41,404
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and banks                                                  45,175                41,404
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                      3,233,559             3,786,284
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                        2,313,276             2,497,628
---------------------------------------------------------------------------------------------------------------
1.01.02.02        Trade accounts receivable                                      602,464               934,123
---------------------------------------------------------------------------------------------------------------
1.01.02.03        Allowance for uncollectable accounts                         (138,796)             (131,568)
---------------------------------------------------------------------------------------------------------------
1.01.02.04        Taxes recoverable                                              303,801               336,037
---------------------------------------------------------------------------------------------------------------
1.01.02.05        Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
1.01.02.06        Other accounts receivable                                      152,814               150,064
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                    797,361               806,679
---------------------------------------------------------------------------------------------------------------
1.01.03.01        Finished products                                              180,651               158,681
---------------------------------------------------------------------------------------------------------------
1.01.03.02        Work in process                                                 54,181                50,085
---------------------------------------------------------------------------------------------------------------
1.01.03.03        Raw materials                                                  365,753               379,043
---------------------------------------------------------------------------------------------------------------
1.01.03.04        Production materials                                            93,422               109,939
---------------------------------------------------------------------------------------------------------------
1.01.03.05        Bottles and crates                                              17,254                26,506
---------------------------------------------------------------------------------------------------------------
1.01.03.06        Supplies                                                        86,100                82,425
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                          125,894                50,577
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Prepaid expenses                                               125,894                50,577
---------------------------------------------------------------------------------------------------------------
1.02              Long term receivables                                        2,276,271             2,234,733
---------------------------------------------------------------------------------------------------------------
1.02.01           Credits                                                        485,475               491,152
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits for tax incentive investments                          56,312                55,416
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Compulsory deposits                                             19,342                19,279
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deposits in court                                              192,764               183,611
---------------------------------------------------------------------------------------------------------------
1.02.01.04        Property for sale                                               93,925               104,524
---------------------------------------------------------------------------------------------------------------
1.02.01.05        Excess of assets - IAPP                                         20,792                20,792
---------------------------------------------------------------------------------------------------------------
1.02.01.06        Other accounts receivable                                      102,340               107,530
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                17,166                35,075
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                    17,166                35,075
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                        1,773,630             1,708,506
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Deferred income tax and social contribution                  1,238,418             1,160,274
---------------------------------------------------------------------------------------------------------------
1.02.03.02        Other recoverable taxes                                        336,413               332,984
---------------------------------------------------------------------------------------------------------------
1.02.03.03        Loans to employees for purchase of shares                      198,799               215,248
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             3,878,393             4,109,135
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 03/31/2002         4 - 12/31/2001
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                    633,779               662,600
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                   592,252               617,574
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries - Goodwill                                        757,041               782,363
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
1.03.01.02.02     Subsidiaries - Negative goodwill                             (164,789)             (164,789)
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                               41,527                45,026
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                2,950,868             3,143,635
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                               293,746               302,900
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 03/31/2002         4 - 12/31/2001
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                  10,356,653            11,028,812
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                          2,847,167             3,412,003
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                          1,690,206             1,719,989
---------------------------------------------------------------------------------------------------------------
2.01.02           Bank loans and financing                                     1,690,206             1,719,989
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.03           Trade accounts payable                                         397,857               571,169
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes and contributions                                        468,793               673,411
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Value added tax on sales and services - ICMS                   177,295               244,110
---------------------------------------------------------------------------------------------------------------
2.01.04.02        Excise tax - IPI                                                49,299                86,389
---------------------------------------------------------------------------------------------------------------
2.01.04.03        Tax liability with deferred ICMS                               138,529               139,504
---------------------------------------------------------------------------------------------------------------
2.01.04.04        Income tax and social contribution                              24,021                72,251
---------------------------------------------------------------------------------------------------------------
2.01.04.05        Other                                                           79,649               131,157
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                                4,919               182,593
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends                                                        4,919               182,593
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Capital decrease                                                     0                     0
---------------------------------------------------------------------------------------------------------------
2.01.05.03        Interest on own capital                                              0                     0
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                     145,482               170,681
---------------------------------------------------------------------------------------------------------------
2.01.06.01        Social and labor charges                                        74,497                65,319
---------------------------------------------------------------------------------------------------------------
2.01.06.02        Statutory                                                       28,949                76,570
---------------------------------------------------------------------------------------------------------------
2.01.06.03        Other                                                           42,036                28,792
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                          139,910                94,160
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Interest on own capital                                         80,260                     0
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Other accounts payable                                          59,650                94,160
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                        4,140,579             4,164,446
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                          2,836,760             2,849,353
---------------------------------------------------------------------------------------------------------------
2.02.01.01        Banks loans                                                  2,836,760             2,849,353
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                     814,142               815,487
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                              814,142               815,487
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                          489,677               499,606
---------------------------------------------------------------------------------------------------------------
2.02.05.01        Deferred income tax and social contribution                     26,733                31,579
---------------------------------------------------------------------------------------------------------------
2.02.05.02        Tax liability with deferred ICMS                               335,746               346,965
---------------------------------------------------------------------------------------------------------------
2.02.05.03        Medical assistance and other benefits                           55,558                55,558
---------------------------------------------------------------------------------------------------------------
2.02.05.04        Supply of funds to Zerrener Foundation                          58,431                56,987
---------------------------------------------------------------------------------------------------------------
2.02.05.05        Other                                                           13,209                 8,517
---------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ thousand)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                 3 - 03/31/2002         4 - 12/31/2001
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
---------------------------------------------------------------------------------------------------------------
2.04              Minority interest                                              103,297                88,926
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         3,265,610             3,363,437
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              2,944,288             2,944,288
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                39,036                 4,867
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Advance for future capital increase                             22,444                     0
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share premium and goodwill                                       4,867                 4,867
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Goodwill in the write-off of treasury stock                     11,725                     0
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserve                                                  0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                               196,056               414,282
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                           62,737                62,737
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                       52,561                52,561
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                 52,561                52,561
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special for undistributed dividends                                  0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                          80,758               298,984
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     For future capital increase                                    854,883               798,425
---------------------------------------------------------------------------------------------------------------
2.05.04.07.02     Treasury stock                                               (774,125)             (499,441)
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                               86,230                     0
---------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2002 to 03/31/2002	4 - 01/01/2002 to 03/31/2002	5 - 01/01/2001 to 03/31/2001	6 - 01/01/2001 to 03/31/2001
3.09	Income before taxes/profit sharing	192,904	192,904	253,564	253,564
3.10	Provision for income tax and social contribution	(55,212)	(55,212)	(67,003)	(67,003)
3.11	Deferred income tax	87,648	87,648	106,374	106,374
3.12	Statutory profit sharing/contributions	(24,970)	(24,970)	(45,947)	(45,947)
3.12.01	Profit sharing	(23,526)	(23,526)	(25,947)	(25,947)
3.12.01.01	Employees	(20,296)	(20,296)	(22,105)	(22,105)
3.12.01.02	Management	(3,230)	(3,230)	(3,842)	(3,842)
3.12.02	Contributions	(1,444)	(1,444)	(20,000)	(20,000)
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	22,419	22,419	(1,683)	(1,683)
3.15	Net income (loss) for the period	222,789	222,789	245,305	245,305
	NO. OF SHARES OUTSTANDING (Thousand)	38,245,655	38,245,655	39,159,881	39,159,881
	EARNINGS PER SHARE	0.00583	0.00583	0.00626	0.00626
	LOSS PER SHARE

                    AMBEV REPORTS FIRST QUARTER 2002 RESULTS

Sao Paulo,  May 6, 2002 - Companhia de Bebidas das Americas - AmBev [NYSE:  ABV,
ABVc and BOVESPA:  AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading  beverage  company,  today announced  results for its first quarter 2002
(1Q02).  The following  financial and operating  information,  unless  otherwise indicated,  is presented on a  consolidated  basis in nominal Reais  pursuant to
Brazilian  Corporate Law.  Comparisons,  unless otherwise  stated,  refer to the first quarter of 2001 (1Q01).

OPERATING AND FINANCIAL HIGHLIGHTS

|X|      Brazilian beer sales volume declined 12.3%; net sales/hl were R$ 92.7
|X|      Soft drink sales volume fell 6.7%, with net sales/hl up 10.5%
|X|      Brazilian beer market share declined from 68.5% in December 2001 to 67.5% in March 2002
|X|      Net sales increased 9.6%, reaching R$ 1,661.5 million
|X|      EBITDA was R$ 513.9 million, up 14.2%; EBITDA margin increased 1.2 percentage points to 30.9%
|X|      EPADR was R$ 0.59, or US$ 0.25, during the first quarter 2002
|X|      Net debt to EBITDA was 1.1x and net interest coverage was 23.2x

Comments  from  Marcel  Telles,  Co-Chairman  of  AmBev's  Board  of  Directors:
"Although  Brazilian beer volumes declined 12.3%, as expected,  consolidated net sales  and  EBITDA  grew 9.6% and  14.2%,  respectively.  This was the  eleventh consecutive quarter we achieved double-digit EBITDA growth. We foresee a gradual recovery,  evidenced  by more  stable  volumes in April,  and  expect  full year volumes to remain flat.

We are highly  enthusiastic  about our strategic  alliance with Quinsa,  through which we expect to enhance our presence in Latin  America and capture  synergies to create  shareholder value.  Nevertheless,  we reiterate our commitment to our strategy and focus in Brazil:  exploitation of new consumption  opportunities to increase per caps, redistribution of the margin pool while minimizing the impact on consumer prices,  improvement of point of sale execution,  enhancement of our distribution  network  and,  on the cost  side,  relentless  focus on  capturing efficiencies that will bring us closer to the levels of profitability that AmBev is capable of achieving."

Financial Highlights                                                                               %
R$ millions                                              1Q02                1Q01               Change
Net Sales                                                    1,661.5            1,515.5             9.6%
Gross Profit                                                   838.0              706.6            18.6%
EBIT                                                           354.2              299.4            18.3%
EBITDA                                                         513.9              449.9            14.2%
Total Depreciation and Amortization                            159.6              150.6             6.0%
Net Income                                                     222.8              245.3            -9.2%
EPADR (R$ /ADR)                                                 0.59               0.63            -7.0%
EPADR (US$ /ADR)                                                0.25               0.31           -19.4%
Values may not add due to rounding.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business  Despite a sales volume  contraction of 12.3%, net sales rose 10.9% in the  quarter.  This volume  contraction  was mainly due to a tough comparison  in the first  quarter of 2001,  poor weather  conditions  during the
Brazilian  summer months of January and  February,  and  unsustainable  discount levels that caused market share in the supermarket channel to decline. Net sales per hectoliter  increased to R$ 92.7/hl,  26.5% above the same period last year, and were approximately stable compared to the fourth quarter of 2001. The slight increase when compared to the previous quarter was due to the growth of sales of super-premium brand Bohemia,  which reached 1.5% of segment sales volume, and an increase in direct  distribution,  which  accounted  for 25.9% of volumes in the quarter, compared to 22.0% in the first quarter of 2001.

AmBev  continues  to invest in sales force  training  programs  and  proprietary processes to improve  execution,  such as the new palm top computers  which have higher memory  capacity and  processing  speed that were rolled out in February.
Additionally, we resumed the rollout of proprietary cooler equipment, installing
7,000 additional  sub-zero  coolers during the first quarter.  A total of 77,000 freezers  have  already  been  placed,  and we expect  to end 2002 with  120,000 coolers installed in strategically located and competitively  significant retail outlets.

The packaging mix remained stable in the first quarter of 2002,  compared to the year-ago quarter,  with returnables still  representing  68.7% of the beer sales mix.

Cost of goods sold per hectoliter,  excluding  depreciation,  increased 12.6% to
R$ 34.8 in the quarter,  compared to R$ 30.9 per  hectoliter  in the same period last  year,  mainly  because  of the  impact of the  devaluation  of the real on dollar-denominated  items,  such as malt,  hops and aluminum  cans.  The average devaluation  of the Real against the US dollar was 18.1% in the first quarter of
2002, compared to the first quarter of 2001.

Selling,  general and administrative  expenses in the beer segment were R$ 360.0 million in the  quarter,  24.1% above the same  period last year,  mainly due to additional  selling and marketing  expenses from efforts to leverage sales, such as the Brahma  brand  promotion  associated  with the World  Cup.  Additionally, direct distribution expenses rose following the expansion of direct distribution sales to bars and restaurants.

Operating profit was R$ 336.9 million, an increase of 18.0% compared to R$ 285.5 million in the first quarter of 2001. Operating margin in the quarter was 27.2%, compared to 25.6% in the first quarter of 2001.

Finally,  EBITDA grew 16.7% in the quarter,  reaching R$ 468.9  million.  EBITDA margin  rose by 1.9  percentage  points to 37.9% in the first  quarter  of 2002.
Brazilian beer EBITDA represented 91.2% of total consolidated  EBITDA,  compared to 89.3% in the first quarter of 2001.

Soft Drinks
Soft drinks volume in Brazil  declined 6.7% in the first quarter,  while volumes of the core  portfolio - Guarana  Antarctica,  Pepsi and Sukita - declined  only
4.1%.  Domestic  sales of the  Guarana  Antarctica  brand  remained  flat in the quarter compared to the same period last year.  Following the successful  launch in Portugal (June 2001), we launched Guarana Antarctica in Puerto Rico and Spain during the  beginning  of this year.  The proceeds of these  operations  will be reinvested to fuel growth.

Net sales per  hectoliter  grew 10.5%  during the quarter  mainly as a result of revenue,  distribution and mix management. We have successfully closed the price gap between Guarana Antarctica and the market-leading brand in single serve, and the discount for 2-liter PET narrowed to approximately 9%. Pepsi brands continue moving towards price  alignment with Guarana  Antarctica.  350-milliliter  Pepsi cans are now at  approximately  8% discount to the market leader.  However,  our price for Pepsi 2-liter PET is still at a discount of 16%.  Direct  distribution also positively affected net sales per hectoliter, representing 47.9% of volumes this quarter, compared to 44.3% in the same period last year.

Cost of goods sold per hectoliter,  excluding depreciation, was 10.9% above last year,  at R$ 36.4,  compared to R$ 32.8 in the first  quarter of 2001 due to the impact of the 18.1% devaluation of the Real on dollar-denominated items, such as aluminum  cans  and  PET  bottles.  Additionally,  one-way  presentations,  as a percentage of total  volumes,  increased from 90.3% in the first quarter of 2001 to 91.8% in the first quarter of 2002.

Operating expenses were R$ 69.6 million during the quarter,  4.0% below the same period  in 2001  despite  increased  marketing  activity,  notably  the  Guarana
Antarctica  sponsorship  of the Brazilian  national  soccer team, as well as the expansion  of direct  distribution.  Two new products - Pepsi Twist and Mountain
Dew - were also launched during the first quarter of 2002.

Total depreciation for the soft drinks segment was R$ 15.7 million,  compared to
R$ 21.8  million in the same period of 2001,  mainly as a result of the shutdown of the Belem and Simoes Filho plants in the last 12 months.

EBITDA from the soft drinks  segment was R$ 21.4  million,  0.4% below the first quarter of 2001.  EBITDA margin of 8.8% for the quarter was slightly  below last year's first  quarter of 9.1%.  Soft drinks  EBITDA,  as a  percentage  of total
EBITDA, represented 4.2%.

International  Beer  Business  Beer sales volume in  Argentina  fell 8.4% in the first quarter of 2002 mainly due to the strong  economic  recession.  Results in
Argentina were largely  influenced by the  devaluation  of the Peso,  which fell almost 58%  relative to the US dollar.  Net sales per  hectoliter  fell 54.5% to
US$ 19.5 in the first  quarter of 2002.  Cash cost of goods sold per  hectoliter decreased 48.2% and selling, general and administrative expenses declined 57.2%.
EBITDA for this first  quarter in Argentina  reached  US$ 2.5  million,  with an
EBITDA margin of 24.1%, compared to 28.1% in the first quarter of 2001.

Venezuela showed an impressive 56.3% growth in beer volumes in the first quarter of 2002,  when  compared  to last year.  The main  reasons  for this growth were continued expansion of direct distribution coverage in the city of Caracas, with total direct  sales  accounting  for 80% of total sales,  compared to 42% in the same period last year, and the incremental volumes of Brahma Light,  launched in the  fourth  quarter  of 2001.  Therefore,  net  sales per  hectoliter  remained practically  stable at the US$ 60 level,  despite the  devaluation  of the local currency.

Cost of goods sold per hectoliter, excluding depreciation rose by 2.1%. The main impact was the shift in mix towards one-way  presentations,  which accounted for
57.5% of total  volume,  compared to 49.7% in the same  period last year.  First quarter  2002 EBITDA in  Venezuela  was US$ 0.1  million,  compared to a loss of
US$ 1.1 million in the first quarter of 2001.

Consolidated  EBITDA for  international  beer operations in the first quarter of
2002 amounted to US$ 1.8 million, a 67.9% decrease compared to 2001.  Operations in Uruguay and Paraguay accounted for an EBITDA loss of US$ 0.8 million.

Other  Products Net sales for the first  quarter of 2002 were  R$ 88.6  million,
15.2% above the  R$ 76.9  million  registered  during the same period last year.
EBITDA from this segment was R$ 19.2  million,  representing  a margin of 21.6%, compared to 19.8% during the same period in 2002.  Sales of other  products were significantly influenced by the addition of the Gatorade brand to our portfolio.
Non-alcoholic  non-carbonated beverage sales more than doubled, reaching R$ 39.6 million in the first  quarter.  Net sales for this segment in the first  quarter were comprised of the sale of by-products from AmBev's core beverage  businesses
(23%);  Bavaria (25%);  non-alcoholic,  non-carbonated  beverage sales,  such as
Marathon,  Gatorade,  Lipton Ice Tea and Fratelli Vita mineral water (45%);  and malt sales to third parties (7%).

CONSOLIDATED RESULTS

Net Sales Net sales  during the quarter rose 9.6% to  R$ 1,661.5  million due to strong increases in net sales per hectoliter in the Company's core beer and soft drinks operations in Brazil (26.5% and 10.5%, respectively).

------------------------------------------------------------------------------------------------------------
Net Sales                                                                                        %
R$ millions                                            1Q02                1Q01               Change
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Beer Brazil                                            1,237.2             1,115.5               10.9%
Argentina                                                 24.3                51.6              -52.9%
Venezuela                                                 50.5                28.9               74.7%
Uruguay                                                   10.0                 6.6               51.5%
Paraguay                                                   7.5                   -                   -
Total Beer                                             1,329.5             1,202.5               10.6%
Total Soft Drinks                                        243.5               236.1                3.1%
Other Products                                            88.6                76.9               15.2%
TOTAL                                                  1,661.5             1,515.5                9.6%
------------------------------------------------------------------------------------------------------------
Values may not add due to rounding.

Synergies  From January to December 31, 2001,  we achieved  R$ 306.4  million in synergy gains,  totaling  R$ 498.5 since the approval of the merger, on April 7,
2000. Actual realized synergy gains were obtained in the following areas:

--------------------------------------------------------------------------------------------------------------
Synergy Gains                                     Projected             Realized                  %
R$ millions
--------------------------------------------------------------------------------------------------------------
Production                                             273.7                 205.7                 75.2%
Distribution                                           105.8                 135.2                127.8%
Administrative/Commercial                               49.5                  53.9                108.9%
Purchasing                                              15.0                  34.6                230.7%
Interest costs                                          60.3                  69.0                114.4%
TOTAL                                                  504.3                 498.5                 98.8%
--------------------------------------------------------------------------------------------------------------
Values may not add due to rounding.

Production  synergies  have not yet been fully realized  principally  due to the
Brazilian energy crisis that began in June 2001. The Company  prioritized  lower energy  consumption  processes and methods over  productivity.  For example,  we underutilized some high-technology  production lines and prioritized  production in plants  less  affected by the  government-imposed  rationing  plan.  However, specific measures have already been taken to improve plant efficiency given that the energy situation in Brazil has already been stabilized.

Cost of Goods Sold Total cost of goods sold excluding  depreciation rose 1.7% to
R$ 731.1  million in the first quarter of 2002. Raw material cost per hectoliter
- mainly  composed  of malt and hops for beer and sugar  for soft  drinks - rose sharply  since  dollar-denominated  commodities  became more  expensive in local currency  following the  devaluation of the Brazilian  Real.  Packaging cost per hectoliter,  mainly composed of aluminum cans and PET bottles, also rose because of the currency devaluation.  Labor cost per hectoliter was 26.9% above the same period last year.  This was  principally  the result of lower volumes as most of our labor cost is fixed.  On a per  hectoliter  basis,  total cost of goods sold excluding depreciation increased 12.4% to R$ 39.0 million.

--------------------------------------------------------------------------------------------------------------
Cost Breakdown                                                                                     %
R$ millions                                                   1Q02              1Q01             Change
--------------------------------------------------------------------------------------------------------------

Raw Material                                                   225.9            206.8               9.2%
Packaging                                                      356.7            356.2               0.1%
Labor                                                           62.6             53.2              17.7%
Depreciation                                                    92.4             89.7               3.0%
Other                                                           85.6            102.7             -16.6%
Total                                                          823.5            808.9               1.8%
Cost of Goods Sold Excluding Depreciation                      731.1            719.1               1.7%
--------------------------------------------------------------------------------------------------------------
R$ /hl

Raw Material                                                    12.0            10.0               20.0%
Packaging                                                       19.0            17.2               10.5%
Labor                                                            3.3             2.6               26.9%
Depreciation                                                     4.9             4.3               14.0%
Other                                                            4.6             5.0               -8.0%
Total                                                           43.9            39.0               12.6%
Cost of Goods Sold Excluding Depreciation                       39.0            34.7               12.4%
--------------------------------------------------------------------------------------------------------------
Values may not add to rounding.

Operating Expenses

Selling,  General  and  Administrative  Expenses  During the  quarter,  selling, general  and  administrative  expenses  were 18.8%  higher  compared to the same period  last year.  Selling  expenses  increased  21.2% to  R$ 197.0  million as
consequence  of  new  marketing  campaigns,   sales  incentives  and  World  Cup
promotions.  The  Brahma  brand is  running a World Cup  promotion  and  Guarana
Antarctica  is sponsoring  the  Brazilian  soccer team. We also launched two new soft drink products - Pepsi Twist and Mountain Dew.  General and  administrative expenses  rose  6.6% to  R$ 93.5  million  from  the  implementation  of the new administrative structure and the creation of the Shared Services Center.

Depreciation  and  amortization  rose  10.4%  to  R$ 67.2  million  due  to  the investments  in  beer  sub-zero  coolers  and  continued  investment  in  direct distribution.

Direct Distribution  Expenses

Direct  distribution  accounted  for 32.4% of total  sales  volumes  during  the quarter,  compared to 26.2% during the first quarter of 2001.  The growth of the system  caused both fixed and variable  costs to rise;  therefore,  distribution expenses  were R$ 126.0  million in the quarter,  or 31.7% above the same period last year.  Direct  distribution  cost per hectoliter was R$ 19.5 in the quarter compared to R$ 16.5 per  hectoliter in the first quarter of 2001.  This increase reflected higher sales to bars and restaurants that present higher  distribution costs per hectoliter when compared to the cost of distribution to  supermarkets, and the  consolidation  of international  direct  distribution  expenses,  which represented  R$ 14.0 million,  or 11.1% of the total direct distribution cost in the first quarter of 2002.  International direct distribution  expenses had been reported as selling expenses in the first quarter of 2001.

Provision for Contingencies
First quarter  provisions  totaled R$ 39.2  million.  This amount is composed of
R$ 31.9  million  related  to  inventory  write-downs  for  bottles,  crates and obsolete  assets,  R$ 7.2  million for sales tax issues (PIS,  COFINS,  ICMS and
IPI),  R$ 2.2 million in labor  provisions,  and a reversed  provision of R$ 2.1 million related to other items.

Other Operating Income,  Net
Net other  operating  income  during the first  quarter of 2002 totaled  R$ 12.7 million,  composed of a R$ 35.4  million gain on financed sales taxes which were forgiven by the government (tax incentives) and R$ 27.8 million  associated with tax credits (mostly composed of ICMS tax associated to state fiscal  incentives)
in AmBev subsidiaries from prior periods. These amounts were partially offset by a foreign  exchange loss of R$ 26.6  million on assets abroad,  amortization  of goodwill  (Antarctica,  Cympay,  Salus) of R$ 25.3  million and a gain of R$ 1.4 million related to other items.

Financial Income and Financial Expenses
Net financial  expense rose 66.0%,  from R$ 77.4 million in the first quarter of
2001 to R$ 128.5 million in the first quarter of 2002,  mainly due to higher net debt that reached  R$ 2,168.5  million.  Net debt increased by R$ 138.2  million compared to December  31,  2001 and by  R$ 708.1  million  compared to March 31,
2001.

Additionally,  our  net  financial  result  fully  reflects  the  impact  of the devaluation  in  Argentina  and the cost of being  hedged,  both in  Brazil  and abroad.

When measured in Reais,  our average cost of local  currency short and long-term debt was 11.0% and 9.0%, respectively. Local currency debt is composed primarily of funding from the Brazilian  development  bank, BNDES. The average maturity of local currency  short-term  debt was 0.5 years,  while the average  maturity for local currency long-term debt was 2.6 years.

Similarly,  our average cost of short and  long-term  foreign  currency  debt in
Reais was 5.6% and 9.8%, respectively.  The average maturity of foreign currency denominated  short-term  debt was 0.4  years,  while the  maturity  for  foreign currency long-term debt averaged 6.2 years.

      ---------------------------------------------------------------------------------------------
      Credit Ratios                                              1Q02                 1Q01
      ---------------------------------------------------------------------------------------------
      Net Debt / EBITDA                                             1.1x                 0.9x
      Total Debt / EBITDA                                           2.2x                 1.5x
      EBITDA / Net Interest Expense                                23.2x                24.8x
      EBITDA / Interest Expense                                     5.2x                 8.2x
      Net Debt / Equity (%)                                        64.2%                38.8%
      ---------------------------------------------------------------------------------------------

AmBev's  foreign  currency  exposure,  including  debt as well as  dollar-linked variable costs, is fully protected by hedging  transactions,  which involve cash investments  in U.S.  dollar-linked  assets,  as well  as the use of  swaps  and derivatives.

----------------------------------------------------------------------------------------------------------------
Consolidated Debt Position                               Local          Foreign Currency          Total
R$ millions                                             Currency
----------------------------------------------------------------------------------------------------------------

Short-Term Debt                                             315.2             1,375.0              1,690.2
Long-Term Debt                                              764.9             2,071.9              2,836.8
Total                                                     1,080.1             3,446.9              4,527.0
----------------------------------------------------------------------------------------------------------------

Cash and Marketable Securities                                                                     2,358.5
Net Debt                                                                                           2,168.5
----------------------------------------------------------------------------------------------------------------
Values may not add due to rounding.

Net Income Net income  during the  quarter  was  R$ 222.8  million,  compared to
R$ 245.3 million during the same period last year. Earnings per ADR were R$ 0.59 in the first  quarter of 2002,  compared  to R$ 0.63 in the same period of 2001.
Net income was also affected by:

o        Non-Operating Income/Expense

During the first  quarter of 2002,  non-operating  expenses  amounted  to R$ 6.2 million, composed of a loss on the sale of assets of R$ 6.5 million and a R$ 0.3 gain from other items.

o        Income Tax and Social Contribution

The amount provisioned for income tax and social contribution during the quarter was a net  benefit  of R$ 32.4  million.  At the full tax rate of 34% the amount provisioned  for the first  quarter would have amounted to an expense of R$ 65.6 million.  AmBev realized tax savings due to tax deductions  associated  with the payment of interest on own  capital,  generating  a benefit of R$ 27.3  million;
profits  generated  in  subsidiaries  abroad  which are  non-taxable  in Brazil, generating a gain of R$ 21.3 million;  a reversed  provision for deferred income tax of  R$ 16.4  million;  a  R$ 16.4  million  gain for tax  credits  on fiscal incentives and a R$ 16.6 million benefit associated with other items.

o        Profit Sharing and Contributions

For the three months ended on March 31, 2002,  provision for profit  sharing and contributions  was R$ 25.0  million.  Of the total amount,  R$ 23.5  million was provisioned for employee profit sharing and a contribution of R$ 1.5 million was made to the Zerrener Foundation.

o        Minority Interest

First quarter minority interest totaled R$ 22.4 million, due to losses generated in subsidiaries that are not wholly owned by AmBev.

RECENT DEVELOPMENTS

Buyback Program

During the first  quarter  of 2002,  share  buybacks  totaled  R$ 274.7  million including cash buybacks and the use of options, as permitted through the company buyback program.  A total of 49,185,000 ON shares and 570,498,000 PN shares were repurchased.

As of March 31, 2002,  277,146,000 ON and  1,218,597,000  PN shares were held in treasury  for  future  cancellation.  Additionally,  subsidiaries  of AmBev held
60,731,000 ON and 151,875,000 PN shares.  On April 30, 2002,  277,146,000 ON and
1,227,597,000 PN shares previously purchased were cancelled.

No shares were  repurchased  as from March 19, 2002 because of the  negotiations that led to the strategic alliance with Quinsa.

Strategic Alliance with Quinsa

Quilmes  Industrial  S.A.  ("Quinsa")  and  Companhia  de Bebidas das  Americas,
("AmBev")  announced  on May 2, 2002 the  execution of an agreement to integrate their operations in the Southern Cone.

Objectives

The  combination  of assets in Argentina,  Bolivia,  Paraguay and Uruguay should allow for the optimization of operational  processes,  the  strengthening of the financial  position of both  companies  and should help the combined  company to compete more efficiently with other  international  competitors who market their products in the region.

Quinsa and AmBev believe that the transaction will enable them to develop one of the most efficient  companies in the region and deliver high quality products to their customers.

AmBev has agreed to distribute the Quilmes  brands in Brazil.  This should offer
Quinsa an opportunity to increase  exports from  Argentina,  particularly of the
Quilmes  Cristal brand and to introduce  this brand into the  Brazilian  market, taking advantage of AmBev's extensive distribution network.

The sales and  marketing  staff of each of the  companies'  brands  will  remain separate,  in order to  preserve  their  independence,  with each having its own advertising, promotional and marketing campaigns.

The  combination  of Quinsa and AmBev's  industrial  assets in the Southern Cone will allow for important  synergies and cost savings.  The combination of Quinsa and  AmBev's  volumes  are  expected  to result in  significant  savings  in the purchase  of  raw  materials.  Furthermore,  the  transaction  should  enable  a reduction  in  transportation  costs  associated  with the  production  of AmBev products in the different Quinsa facilities;  the optimization of administration and MIS  processes  and the sharing of best  practices  between both  companies, among other  things,  are expected to allow for synergies and cost savings of at least US$ 20 million per annum.
Structure

The first step of the transaction consists of AmBev contributing its business in
Argentina,  Bolivia, Paraguay and Uruguay to Quinsa in exchange for 26.4 million new Class B shares to be issued by Quinsa.

AmBev also will  purchase  from the  controlling  shareholders  of Quinsa 230.92 million Class A shares of Quinsa for US$ 346.38 million.
As a result of these two steps, which will occur simultaneously, AmBev will hold
36.09% of the voting  rights in Quinsa and 37.50% of the  economic  interest  in
Quinsa.

Quinsa will continue to run the business in Argentina,  Bolivia, Chile, Paraguay and Uruguay.  The Quinsa Board will be composed of an equal number of members to be appointed by each of BAC and AmBev.

Additionally,  the agreement  allows the  controlling  shareholders of Quinsa to exchange their 373.52 million  additional Quinsa Class A shares for AmBev shares at specified times each year beginning after one year.  AmBev also has the right to elect the exchange of these  shares for AmBev  shares  starting at the end of the 7th year. In both cases, the number of AmBev shares to be issued to BAC will be determined based on the future EBITDA of both companies.

The transaction agreed upon by the parties depends on the approval of anti-trust authorities.  AmBev and Quinsa will proceed,  within the  applicable  deadlines, with the  filings  of the  relevant  agreements  with the  pertinent  regulatory authorities in the different jurisdictions affected.

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                            Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                          March 31, 2002

       01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY
---------------------------------------------------------------------------------------------------------------------------------------------------------------

01/08/2002 19:48:05                                                         Page: 66
                                                              CONSOLIDATED STATEMENT OF CASH FLOW

                                                          For quarters ended March 31, 2002 and 2001

                                                                                                In R$ thousand
                                                                        ---------------------------------------
                                                                                                (not reviewed)
                                                                                  03.31.02            03.31.01
                                                                        ------------------- -------------------

OPERATING ACTIVITIES
  NET INCOME FOR THE QUARTER                                                       222,789             245,305
  Adjustments  to  reconcile  net income for the  quarter to the cash generated by operating activities
  Expenses/(Income) not affecting cash
    Depreciation and amortization                                                  159,641             150,583
    Provision for contingencies and liabilities associated with
    tax claims                                                                      54,077              32,798
    (Gain)/Loss on the sale of assets and divestments, net                           (293)                 687
    Exchange variation and charges on loans                                        154,848              87,431
    Deferred income tax and social contribution                                   (87,648)           (106,374)
    Result from unrealized swap and forward                                         38,508
    Exchange variation on foreign subsidiaries not affecting cash                   36,679            (18,602)
    Amortization of goodwill                                                        25,320              22,699
    Minority interest                                                             (22,419)               1,683
Decrease/(Increase) in assets
    Trade accounts receivable                                                      335,305             263,128
    Other accounts receivable                                                     (16,953)              11,860
    Marketable securities (maturity over 90 days)                                  (9,223)
    Taxes recoverable                                                               36,134            (27,149)
    Inventories                                                                   (24,916)            (39,412)
    Prepaid expenses                                                              (33,770)           (116,643)
(Decrease)/Increase in liabilities
    Trade accounts payable                                                       (138,633)           (139,560)
    Salaries, profit sharing and social security charges                          (39,014)            (20,410)
    Income tax, social contribution and other taxes and contributions            (211,388)           (118,209)
    Other accounts payable                                                        (65,346)              15,435

                                                                        ------------------- -------------------
  CASH GENERATED BY OPERATING ACTIVITIES                                           413,698             245,250
                                                                        =================== ===================

INVESTMENT ACTIVITIES
    Proceeds on disposal of property, plant and equipment and
    divestments                                                                     14,494              12,045
    Withdrawal of financial investments, net                                                            17,647
    Deposits in court                                                              (6,482)             (9,877)
    Investments in affiliated companies                                                               (51,097)
    Acquisition of property, plant and equipment                                  (38,827)            (50,193)
    Expenditures on deferred charges                                              (29,357)            (14,512)
    Change in the proportional consolidation system of subsidiary                   54,723

                                                                        ------------------- -------------------
  CASH USED IN INVESTMENT ACTIVITIES                                               (5,449)            (95,987)
                                                                        =================== ===================

FINANCING ACTIVITIES
    Receivables from affiliated companies                                           18,284
    Disbursements related to contingencies and tax claims                         (22,434)             (8,276)

    Loans to employees for purchase of shares                                       16,449
    Payment of dividends / reimbursement of invested capital                     (179,805)           (148,767)
    Repurchase of treasury stock                                                 (274,684)            (91,285)
    Proceeds from issuances                                                         95,517             198,358
    Repayment of loans                                                           (279,029)           (216,156)
    Change in minority interest                                                      5,205              10,628
    Capital increase                                                                                    80,774
    Advance for future capital increase                                             22,444
    Loans to employees for purchase of shares                                                         (42,376)
                                                                        ------------------- -------------------
                                                                        ------------------- -------------------

  CASH USED IN
         FINANCING ACTIVITIES                                                    (598,053)           (217,100)
                                                                        =================== ===================

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS                                        (189,804)            (67,837)
                                                                        =================== ===================

  Cash balance at beginning of the period                                        2,412,105             951,636
  Cash balance at end of the period                                              2,222,301             883,799

TOTAL CASH INCREASE/(REDUCTION)                                                  (189,804)            (67,837)
                                                                        =================== ===================

Composition of cash and cash equivalents and marketable securities
    Cash and cash equivalents                                                    2,222,301             883,799
    Marketable securities (maturity over 90 days)                                  136,150              67,798
                                                                        ------------------- -------------------
                                                                        ------------------- -------------------
                                                                                 2,358,451             951,597
                                                                        =================== ===================

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                                            Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER                                          March 31, 2002

---------------------------------------------------------------------------------------------------------------------------------------------------------------
                                              01811-2 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV 02.808.708/0001-07
---------------------------------------------------------------------------------------------------------------------------------------------------------------
17.01 - REPORT ON THE LIMITED REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
---------------------------------------------------------------------------------------------------------------------------------------------------------------

01/08/2002 19:48:05                                                         Page: 67

Sao Paulo, May 2, 2002

                   To the Board of Directors and Shareholders
                   Companhia de Bebidas das Americas - AmBev

1 - We have carried out limited  reviews of the  Quarterly  Information - ITR of
Companhia de Bebidas das Americas - AmBev for the quarters  ended March 31, 2002 and 2001  prepared  under the  responsibility  of the  company  management.  Our reviews were performed in accordance with the specific standards  established by the Institute of Independent Auditors - IBRACON, in conjunction with the Federal
Accounting  Council - CFC,  and are mainly  comprised  of: (a)  inquiries of and
discussion  with  officials  responsible  for  the  accounting,   financial  and
operating  areas of the  company  with  regard to the main  accounting  criteria adopted in preparing  the  Quarterly  Information  - ITR and (b) a review of the material information and of subsequent events that have, or could have, material effects on the company's financial position and results of operations.

2 - Based on our limited reviews, no material  adjustments came to our attention that  should  be made to the  Quarterly  Information  - ITR to  comply  with the accounting  principles  set forth in the Brazilian  corporate law  applicable to
Quarterly  Information  -  ITR,  and  with  the  regulations  of  the  Brazilian
Securities Commission - CVM.

3 - The Quarterly Information - ITR also contains financial information relating to the quarter ended December 31, 2001. We examined such information at the time it was  prepared,  in connection  with the audit of the financial  statements at that date, upon which we issued our report dated February 1, 2002.

PricewaterhouseCoopers                       Francisco Henrique Passos Fernandes
Independent Auditors                         Partner
CRC 2SP000160/O-5                            Accountant - CRC 1SP089013/O-2

01.01 - IDENTIFICATION

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1 - CVM CODE                    2 - COMPANY NAME                                              3 - CNPJ (Federal Tax ID)
01811-2                         COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV                       02.808.708/0001-07
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                                                                       TABLE OF CONTENTS

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  Group     Table                                      Description                                      Page
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    01        01    IDENTIFICATION                                                                       1
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    01        02    HEAD OFFICE                                                                          1
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    01        03    INVESTOR RELATIONS OFFICER (Company Mailing Address)                                 1
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    01        04    QUARTERLY INFORMATION - ITR REFERENCE                                                1
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    01        05    COMPOSITION OF CAPITAL                                                               2
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    01        06    COMPANY PROFILE                                                                      2
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    01        07    COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS                      2
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    01        08    CASH DIVIDENDS                                                                       2
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    01        09    SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR                                   3
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    01        10    INVESTOR RELATIONS OFFICER                                                           3
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    02        01    BALANCE SHEET - ASSETS                                                               4
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    02        02    BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                                 6
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    03        01    STATEMENT OF INCOME                                                                  8
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    04        01    NOTES TO THE QUARTERLY STATEMENTS                                                    10
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    05        01    COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER                                   38
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    06        01    CONSOLIDATED BALANCE SHEET - ASSETS                                                  39
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    06        02    CONSOLIDATED BALANCE SHEET - LIABILITIES and SHAREHOLDERS' EQUITY                      42
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    07        01    CONSOLIDATED STATEMENT OF INCOME                                                     43
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    08        01    COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER                              45
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    09        01    INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES                                 56
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    16        01    OTHER IMPORTANT INFORMATION ON THE COMPANY                                           57
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    17        01    REPORT ON THE LIMITED REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED                   59
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                                             COMPANHIA BRASILEIRA DE BEBIDAS
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                                                         HOHNECK
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                                           EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
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                                          AGREGA INTELIGENCIA EM COMPRAS LTDA.
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                                       INDUSTRIA DE BEBIDAS ANTARCTICA POLAR S.A.                       /60
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